SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Silverback Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

82835W108

(CUSIP Number)

Dale Holladay

c/o U.S. Venture Partners

1460 El Camino Real, Suite 100

Menlo Park, CA 94025

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

500 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 82835W108	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). U.S. Venture Partners XII, L.P. (“USVP XII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
		(a)	☐
		(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP No. 82835W108	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). U.S. Venture Partners XII-A, L.P. (“USVP XII-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
		(a)	☐
		(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP No. 82835W108	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Presidio Management Group XII, L.L.C. (“PMG XII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER. 0 shares
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 82835W108	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Casey M. Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
		(a)	☐
		(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 47,619 shares.
	8	SHARED VOTING POWER. 0 shares
	9	SOLE DISPOSITIVE POWER. 47,619 shares
	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	47,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.1%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 82835W108	13D	Page 6 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Jonathan D. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
		(a)	☐
		(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 110,120 shares, of which 14,882 shares are issuable pursuant to outstanding options exercisable within 60 days of December 31, 2021, 95,238 shares which are directly owned by Root.
	8	SHARED VOTING POWER. 0 shares.
	9

SOLE DISPOSITIVE POWER.

110,120 shares, of which 14,882 shares are issuable pursuant to outstanding options exercisable within 60 days of December 31, 2021, 95,238 shares which are directly owned by Root.

	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	110,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.3%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 82835W108	13D	Page 7 of 8 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 supplements and amends the Schedule 13D that was originally filed on December 4, 2020 (as amended, the “Original Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Silverback Therapeutics, Inc., a Delaware corporation (the “Company”) and is being filed to report the distribution of an aggregate the Common Stock of the Company held by certain of the Reporting Persons to certain of their partners of certain of the Reporting Persons. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D. The Company’s principal executive offices are located at 500 Fairview Ave. N, Suite 600, Seattle, Washington 98109.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following statements:

On December 13, 2021, those Reporting Persons USVP XII and USVP XII-A distributed an aggregate 2,174,179 shares of Common Stock of the Company in a pro rata in-kind distribution to their respective partners.  On December 13, 2021, the closing price of the Common Stock on the New York Stock Exchange was $6.83 per share.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b)        Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 35,076,083 outstanding shares of common stock outstanding as disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2021.

(c)           Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

On December 13, 2021, those Reporting Persons USVP XII and USVP XII-A distributed an aggregate 2,174,179 shares of Common Stock of the Company in a pro rata in-kind distribution to their respective partners.  On December 13, 2021, the closing price of the Common Stock on the New York Stock Exchange was $6.83 per share.

(d)           Under certain circumstances set forth in the limited partnership agreements of USVP XII and USVP XII-A and the limited liability company agreement of PMG XII, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

(e)           The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock on December 13, 2021.

CUSIP No. 82835W108	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2022

PRESIDIO MANAGEMENT GROUP XII, L.L.C.

U.S. Venture Partners XII, L.P.	Jonathan D. Root
By Presidio Management Group XII, L.L.C.
Its General Partner	CASEY M. TANSEY

U.S. Venture Partners XII-A, L.P.
By Presidio Management Group XII, L.L.C.
Its General Partner

By:	/s/ Dale Holladay	By:	/s/ Dale Holladay
	Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities		Dale Holladay, Attorney-In-Fact for the above-listed individuals

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.